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January 11, 2008
Securities and Exchange Commission
460 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention: Ade K. Heyliger, Esq.

Re:	Viatel Holding (Bermuda) Limited Schedule 13E-3 filed December 19, 2007 File No. 005-79534
Dear Mr. Heyliger:
          On behalf of our client, Viatel Holding (Bermuda) Limited, a Bermuda corporation (the “Company”), we transmit simultaneously herewith for filing by means of the Electronic Data Gathering, Analysis, and Retrieval system, Amendment No. 1 to the above referenced Preliminary Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) which includes an amended Preliminary Notice of Special General Meeting In Connection with Proposed Share Consolidation attached thereto as Exhibit 1 (as amended, the “Preliminary Notice”).
          We are in receipt of the letter, dated January 3, 2008 (the “Comment Letter”), from Ade K. Heyliger, Special Counsel, Office of Mergers and Acquisition of the United States Securities and Exchange Commission (the “Commission”), addressed to Reitler Brown and Rosenblatt LLC. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. The references in our responses below to page numbers refer to the pages in the blacklined courtesy copies of Amendment No. 1 and the Preliminary Notice, as applicable, which we are providing to you for your convenience.
          All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.
1.	Please tell us what consideration was given as to whether the Investor Group should be named as filing persons on the Schedule 13E-3. For guidance, we refer you to Section II.D.3 of the Current Issues Outline dated November 14, 2000 available on our website at www.sec.gov.

The Company considered whether or not the members of the Investor Group should be named as filing persons with respect to the Schedule 13E-3 and, after careful analysis, concluded that they are not required to be so named. The Company has determined that the members of the Investor Group are not engaged directly or indirectly in the proposed Share Consolidation.

The purpose of the Share Consolidation is to permit the Company to cease its Exchange Act reporting obligations principally in order to save the costs (both money and management

Securities and Exchange Commission
January 11, 2008

time) it is currently incurring as a publicly-reporting Company under the Exchange Act as well as for the other reasons set forth in the Preliminary Notice. The Share Consolidation and its terms were proposed by the Special Committee (comprised entirely of independent members of the Company’s Board (unaffiliated with any member of the Investor Group)), and not by or at the request of the Investor Group or any member thereof or of Company management. It is this Special Committee that ultimately recommended the Share Consolidation as a means to suspend or terminate the Company’s reporting obligations.

The Investor Group and sole management Director did not participate in the deliberations or recommendation by the Special Committee regarding the advisability of the Share Consolidation. The Board members who are designees of the Investor Group or any member thereof recused themselves from the Board’s adoption of the Special Committee’s recommendations. Morgan Stanley has also advised the Board that it will not vote the Special Share at the Special General Meeting of Shareholders to be called to consider the Share Consolidation; this is to allow the Share Consolidation to be adopted by a simple majority vote of the Shareholders present in person or by proxy at the Special General Meeting and not to be affected by the weighted voting rights that attach to the Special Share (the Special Share will, however, be represented in order to establish quorum at the Special General Meeting, since its presence is required under the terms of the Company’s Bye-Laws for the Special General Meeting to be validly held) The only participation of members of the Investor Group in the Share Consolidation will be through any exercise of their right, as any other Shareholder, to vote their outstanding common shares at the Special General Meeting.[1] We do not believe that the simple act of voting their common shares at the Special General Meeting should mean that any member of the Investor Group should be properly considered as engaging in the Share Consolidation. In addition, the Share Consolidation ratio of 1 new share for every 300 old shares is expected to result in only a very small and immaterial increase in the aggregate ownership percentage of the Investor Group from 23.6% to 23.8% of the Company’s common shares. Nor are the holdings of any individual member of the Investor Group materially affected by the Share Consolidation. See page 45 of the Preliminary Notice for a description of holdings before and after the Share Consolidation.

The source of funds required to cash out fractional shares (approximately $50,000) resulting from the Share Consolidation will be the Company’s working capital. The Company has historically relied and continues to rely, in part, on the proceeds from periodic debt financings with the Investor Group to finance its working capital needs beyond its internally generated cash from operations. See “Article V — Other Information-The Investor Group; Related Party Transactions” on page 44 of the SGM Notice. The Company expects to raise additional working capital in the first quarter of 2008 through a further issuance and sale of approximately $13.0 million in non-convertible debt consisting of Increasing Rate Notes Due 2008 to members of the Investor Group, the same principal amount of debt raised in each of the last three such financings.

For the foregoing reasons, the Company does not believe that any member of the Investor Group is required to be named as a filing person in the Schedule 13E-3 based on the guidance provided in Section II.D.3 of the Current Issues Outline dated November 14, 2000.

[1]	As permitted by Bermuda law, Mrs. Lucy Woods, the Company’s Chief Executive Officer and a Director, participated in the voting of the resolutions regarding the Share Consolidation after declaring her interest in the 2004 Notes as such interest is described in the Preliminary Notice under “Part III-Special Factors-Disclosure of Financial Interests of Special Committee Members and Board Members”.

Securities and Exchange Commission
January 11, 2008

2.	Please revise your disclosure to clarify that forward-looking statements made in relation to the going private transaction are not protected under the safe harbor.

3.	Additionally, we refer to your statement that you “undertake no obligation to update any such forward-looking statement.” Note that Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer accordingly.

In response to the Staff’s comments 2 and 3, the disclosure has been revised as requested. Please see page 5 of the Preliminary Notice.

4.	Please revise your disclosure of the alternatives considered by the Special Committee to include a specific explanation as to why you believe the current transaction is more favorable to unaffiliated security holders than the alternatives.

In response to the Staff’s comment 4, the disclosure has been revised as requested. Please see page 14 of the Preliminary Notice.

5.	Please note that each filing person must conduct an Item 1014(b) analysis or expressly adopt the conclusion and analyses of the party that performed such analysis in order to fulfill its disclosure obligation. To the extent the Special Committee is relying on the analyses of Duff & Phelps to satisfy any of their Item 1014 obligations, they must specifically adopt such analyses. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

In response to the Staff’s comment 5, the disclosure has been revised as requested. Please see pages 11 and 19 of the Preliminary Notice.

6.	Please disclose the selection criteria for the comparable companies and the comparable transactions and tell us whether any companies or transactions meeting the respective selection criteria were excluded from such analysis.

In response to the Staff’s comment 6, the disclosure has been revised as requested. Please see pages 22 and 23 of the Preliminary Notice.

7.	Please quantify the fees paid and to be paid to Duff & Phelps in connection with the going-private transaction. See Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment 7, the disclosure has been revised to quantify the fees paid as requested. Please see page 24 of the Preliminary Notice.

8.	Please provide additional information as to how the Company will determine whether multiple accounts were created by a single beneficial owner. Disclose how the Company plans to inform the beneficial owner of its determination and the impact this

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January 11, 2008

determination will have on the number of New Common Shares and/or cash such beneficial owner would be entitled to receive under the Share Consolidation.

In response to the Staff’s comment 8, the disclosure has been revised. The Company is withdrawing its reservation of rights regarding multiple accounts and has therefore removed the objectionable disclosure. Please see pages 12 and 33 of the Preliminary Notice.

9.	Please explain why the Company would need to amend its bye-Laws to permit electronic delivery when Bermuda’s new legislation now permits this.

In response to the Staff’s comment 9, the disclosure has been revised. Please see page 40 of the Preliminary Notice.

Section 2A of the Bermuda Companies Act, added in 2006 upon enactment in Bermuda of the Companies Amendment Act 2006, states that:

“(1) Where there is a requirement in this Act, in any statutory instrument made under this Act or in any bye-laws of a company to provide a document to a person, or for a document to accompany another document, the requirement may, unless precluded by the bye-laws of a company, be met by the delivery, or deemed delivery, of an electronic record of the document in accordance with this section.”

Given that the Company’s existing Bye-Laws only provide for the delivery of documentation to shareholders by way of personal or postal delivery (Bye-Law 141) or, in the case of notices of a general meeting, additionally by telex, telecopier or similar written means of communication (Bye-Law 142), the Board believed, after consultation with Bermuda counsel, that an appropriate amendment to the Bye-laws should be proposed to allow expressly for the delivery of documents to a shareholder electronically and through their publication on a website.

10.	Closing Comments — Acknowledgements of Filing Persons

Attached hereto as Exhibit A is a written statement from the Company and its subsidiary VTL, Inc. making the requested acknowledgements set forth in the Comment Letter. All other comments set forth therein are hereby acknowledged.
          Please contact the undersigned if we may be of assistance.

Sincerely,
/s/ John F.F. Watkins
John F.F. Watkins

cc:   Stuart Blythe, Esq.

Exhibit A
Acknowledgement
     In connection with the Schedule 13E-3 filed by Viatel Holding (Bermuda) Limited (“VHB”) and VTL, Inc. (“VTL” and together with VHB, the “Filing Persons”) with the Securities and Exchange Commission on December 19, 2007 (together with schedules and exhibits thereto, the “Schedule 13E-3”), the undersigned, Ms. Lucy Woods, in her capacity as Chief Executive Officer of VHB and President of VTL, hereby acknowledges that:
(i)	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

(ii)	comments from the Staff of the Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 13E-3; and

(iii)	the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Acknowledged this 11th day of January 2008

Viatel Holding (Bermuda) Limited
By:	/s/ Lucy Woods
	Name:	Lucy Woods
	Title:	Chief Executive Officer

VTL, Inc.
By:	/s/ Lucy Woods
	Name:	Lucy Woods
	Title:	President